UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under The Securities Exchange Act of 1934

(Amendment No. 2)*

E COM VENTURES, INC.

(Name of Issuer)

Common Stock, $.01 Par Value

(Title of Class of Securities)

26830k 20 5

(CUSIP Number)

Rachmil and Sarita Lekach

296 Ocean Blvd.

Golden Beach, FL 33160

305-935-0113

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 7, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box:  ☐

Note: Schedules filed in paper form shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 26830K 20 5

1.	Name of Reporting Person I.R.S. Identification Nos. of above persons (entities only) Rachmil and Sarita Lekach

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 130,975 8. Shared Voting Power None 9. Sole Dispositive Power 130,975 10. Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 130,975

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 4.7

14.	Type of Reporting Person (See Instructions) IN

/1/	Based on a total of 2,740,830 shares of Common Stock issued as stated in the Issuer’s 10-K as of April 27, 2004

CUSIP No. 26830K 20 5	SCHEDULE 13D	Page 3 of 4

Item 1.	Security and Issuer

This statement relates to the Common Stock, $.01 par value, (the “Common Stock”), of E Com Ventures, Inc., (E Com) a Florida corporation. The principal executive office of the issuer of such securities is located at 251 International Parkway, Sunrise, Florida 33325

Item 2.	Identity and Background

Rachmil and Sarita Lekach are husband and wife residing at 296 Ocean Blvd. Golden Beach, Florida 33160. Together they own and operate S&R Fragrances, Inc.

Mr. and Mrs. Lekach are citizens of the United States.

During the past five years, none of the reporting persons have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

During the past five years, none of the reporting persons was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

Item 3.	Source and Amount of Funds or Other Consideration

Not Applicable

Item 4.	Purpose of Transaction

The Reporting Person 68,801 shares of Common Stock on May 7, 2004 of the Issuer owned by the Reporting Person. As described in Item 5 below, the Reporting Person is no longer the beneficial owner of more than five percent of the outstanding shares of the Issuer’s Common Stock.

3

CUSIP No. 26830K 20 5	SCHEDULE 13D	Page 4 of 4

Item 5.	Interest in Securities of the Issuer

(a) The aggregate number and percentage of shares of Common Stock of the Issuer beneficially owned by the persons identified in Item 2 is as follows:

Beneficial Owner	Aggregate Number of Shares Owned	Percentage of Class
Rachmil and Sarita Lekach	130,975	4.7%

(b) The number of shares of Common Stock as to which there is sole power to direct the vote, shares power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for each of the Reporting Persons is set forth on the cover pages.

(c) The Reporting Person sold 68,801 shares of Common Stock on May 7, 2004 of the Issuer owned by the Reporting Person.

(d) Not applicable.

(e) As of May 7, 2004, the Reporting Person ceased to be the beneficial owner of more than five percent of the shares of the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.	Material to be Filed as Exhibits

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 3, 2004
(Date)

By:	/s/ Rachmil Lekach

Rachmil Lekach

/s/ Sarita Lekach
Sarita Lekach

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (see 18 U.S.C. 1001).